Mail Stop 4561

April 18, 2008

Mr. James A. Banister
Chief Executive Officer
SpectrumDNA, Inc.
1700 Park Avenue, Suite 2020
P.O. Box 682798
Park City, UT 84068

> **Re:** **SpectrumDNA, Inc.**
> **Form S-1/A Amendment No. 1 to Registration Statement on**
> **Form SB-2**
> **Filed March 25, 2008**
> **File No. 333-148883**

Dear Mr. Banister:

We have reviewed your response to our letter dated February 22, 2008 in connection with the above referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated February 22, 2008.

Prospectus Cover

1.   We note your disclosure stating that "we," "us" or "our" refers to SpectrumDNA, Inc. Rather than use pronouns to refer to your company, please revise to use your actual company name or a shortened version of it throughout your document to be consistent with the Plain English guidelines set forth in the Commission's plain English rule, Rule 421(b) of Regulation C. In addition, information on the cover page should be limited to the information required by Item 501 of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Capital Commitments, page 10

2.   Notwithstanding your response to prior comment five, please modify your disclosure to quantify the costs to be incurred in connection with your efforts to become a public company.

Selling Stockholders, page 26

3.   Notwithstanding your response to prior comment 12, please expand your descriptions of the transactions in which selling stockholders acquired shares, other than the private placement transaction, which include (a) the transaction in which your founders and other investors acquired shares and (b) the transaction in which your Chief Operating Officer and a former employee acquired shares. Each description should include, among other things, the date of sale, the title and amount of the securities sold, the price per security and aggregate offering price or other consideration paid, and a materially complete description of the terms of exercise or conversion, if any. With respect to all of the transactions in which selling shareholders acquired shares, disclose whether any discounts, commissions or other forms of remuneration were paid in connection with the transactions.

December 31, 2007 Audited Financial Statements

Consolidated Statements of Operations, page 4

4.   We note your response to our prior comment 14 where you indicate that the Company revised your Consolidated Statements of Operations so as to present stock-based compensation and cash compensation within the same line item. Please confirm that that stock-based and cash compensation is allocated amongst the various line items to which the services relate (e.g. general and administrative, product development, cost of revenues, etc.) In this regard, we note your disclosures in Note 7 where you indicate that stock-based compensation is recorded in general and administrative expense. Please tell us whether you have included stock compensation expense in product development or cost of revenues and if so, please revise your disclosures in Note 7 accordingly. Otherwise, please explain why all your compensation costs are included in general and administrative expense.

Consolidated Statements of Stockholders' Equity, page F-6

5.   It appears that you have included your Consolidated Statements of Stockholders' Equity in the filing twice on pages F-6 and F-7. Revise the filing to remove this duplication.

Note 1. Organization and Summary of Significant Accounting Policies

Revenue Recognition, page F-14

6.   We note your response to our prior comment 13 where you indicate that revisions were made to your revenue recognition disclosure so as to more clearly explain the nature of the revenues earned by the Company pursuant to your partnership with SAP. However, it is still unclear to us how revenue was earned under this arrangement. We note that the Company generated approximately $54,000 in revenue during the fiscal year ending December 31, 2007 for their first test of the cooshoo enginet, through a partnership with software giant SAP and its users-group conference ASUG'07; which served as both a proof-of-concept for the enginet, and market test for whether a partner/client will pay for "enginet rental." Clarify exactly how these revenues were earned. For example, did SAP purchase a license and technical support relating to the cooshoo enginet? Were these revenues related to non-recurring programming, consulting services, marketing, contract labor services, etc? Please ensure that your response details the specifics of the arrangements with SAP and the specific revenue recognition policy applied.

7.   Please revise to include the Company's revenue recognition policy discussion in the forepart of Note 1 rather than under the subheading "Newly Issued Accounting Pronouncements."

Note 3. Intangible Assets, page F-16

8.   We note from your response to our prior comment number 16 that technological feasibility is determined based on "management judgment of product viability and likelihood of profitability" and that this determination is made "long before the products are released for sale." We also note your disclosures on page 13 where you describe the enginet development process. Based on these disclosures, it appears that technological feasibility may be achieved when the Company develops a beta version of the enginet (stage 3 of the development process). Please clarify and explain, in detail, how you determine when technological feasibility is established and how you considered the guidance in SFAS 86 which states, "technological feasibility is established upon completion of a detail program design or, in its absence, completion of a working model." Please clarify our understanding. In addition, given the disclosures on page 13 and 14 indicating the various stages of development, please clarify which enginets the

Company believes have reached technological feasibility and the related amortization period.

9.   We note from your disclosures on page 24 that in June and August 2006, Mr. Banister and Robin Rankin assigned and transferred certain enginet properties which they had previously developed. Please tell us whether any of the $186,212 product development costs relate to such enginets. If so, please tell us what type of costs you continue to incur and capitalize after development is complete and tell us how you considered the guidance in SFAS 86 in concluding that capitalization of such costs is appropriate.

Exhibits

10.   Please file all material agreements relating to the securities being registered for resale (e.g. purchase agreements, placement agreements, warrants and/or employment agreements). See Item 601(b) of the disclosure regulations applicable to your filing.

*****

As appropriate, please amend your filing in response to these comments. Each responsive amendment should also include a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

You may contact Megan Akst at (202) 551-3407 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact LaTonya Reynolds at (202) 551-3535 or me at (202) 551-3735 with any other questions.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: <u>Via Facsimile: (973) 443-0609</u>
      David M. Kaye, Esq.
      Kaye Cooper Fiore Kay & Rosenberg, LLP